                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                SCHEDULE 13-GA-2
                                 (Rule 13d-102)

                    -----------------------------------------

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
      PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT No. 2)


                            Abacus Direct Corporation
                    -----------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                    -----------------------------------------
                         (Title of Class of Securities)


                                   002553 10 5
                    -----------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


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
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M. Anthony White
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ireland
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                              5          SOLE VOTING POWER
          NUMBER OF
                                           597,000
            SHARES
                              -------------------------------------------------
         BENEFICIALLY         6        SHARED VOTING POWER

           OWNED BY                         38,500

             EACH             -------------------------------------------------
                              7        SOLE DISPOSITIVE POWER
          REPORTING
                                         597,000
            PERSON
                              -------------------------------------------------
             WITH             8        SHARED DISPOSITIVE POWER

                                          38,500

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            635,500

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [ ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.5%

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12       TYPE OF REPORTING PERSON

            IN

-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER:

                  Abacus Direct Corporation (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8774 Yates Drive, Westminster, Colorado 80030

ITEM 2(a).        NAME OF PERSON FILING

                  M. Anthony White

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Rockefeller Plaza, New York, N.Y. 10020

ITEM 2(c).        CITIZENSHIP:

                  M. Anthony White is a citizen of Ireland.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value (the "Common Stock")

ITEM 2(e).        CUSIP NUMBER.

                  002553 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

                  (1) Amount beneficially owned: 635,500 shares of Common Stock (includes (i) Common Stock (the "Option Stock") issuable upon the exercise of options exerciseable within 60 days of the date hereof to purchase 22,000 shares of Common Stock and presently exercisable options to purchase 108,000 shares of Common Stock (the "Original Option"), and (ii) 38,500 shares of Common Stock owned by The White Family Charitable Foundation, Inc. (the "Foundation").

                  (2) Percent of class: 6.5% (based upon 9,807,415 outstanding shares of Common Stock as reflected in the Company's quarterly report on form 10-Q filed with the

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                           Securities and Exchange Commission by the Company for
                           the quarterly period ended September 30, 1998 and 130,000 shares of Common Stock which would be outstanding upon exercise of the Option Stock).

                  (3)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    597,000 (includes the Option Stock).

                           (ii)     Shared power to vote or direct the vote:
                                    38,500

                           (iii) Sole power to dispose or to direct the disposition of: 597,000 (includes the Option Stock).

                           (iv) Shared power to dispose or to direct the disposition of: 38,500

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  64,800 shares of the Original Option are subject to repurchase by the Company in the event the reporting person's employment with the Company ceases. Such repurchase right terminates in increments of 21,600 shares on May 3, 1999, May 3, 2000 and May 3, 2001, respectively. 38,500 shares of Common Stock are owned by the Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 12, 1999


                                                 /s/ M. Anthony White
                                                 ---------------------------
                                                 M. Anthony White